                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 5)

                            SABINE ROYALTY TRUST
                           ----------------------
                              (Name of Issuer)

                        Units of Beneficial Interest
                       ------------------------------
                       (Title of Class of Securities)

                                 785688 10 2
                               ---------------
                               (CUSIP Number)

                             Michael S. Paquette
                 Vice President and Chief Accounting Officer
                  Fund American Enterprises Holdings, Inc.
                               The 1820 House
                                Main Street,
                         Norwich, Vermont 05055-0850
                                (802)649-3633
                         ---------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                April 7, 1994
                         ---------------------------
           (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box     .
    ---

     Check the following box if a fee is being paid with this statement     .
                                                                        ---
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                            CUSIP NO. 785688 10 2

- ------------------------------------------------------------------------------

(1) Name of Reporting Person. S.S. or I.R.S. Identification No. of Above
Person

                  Fund American Enterprises Holdings, Inc.
                                 94-2708455
- ------------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member (a)
                                              ------------------
of a Group (See Instructions)
                               (b)
- -------------------------------   ------------------------------

(3) (SEC Use Only)

- -----------------------------------------------------------------------

(4) Source of Funds (See Instructions)

- -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

- -----------------------------------------------------------------------

(6) Citizenship or Place of Organization
                                          Delaware
                                          --------
- -----------------------------------------------------------------------

Number of Units             (7) Sole Voting Power
Beneficially Owned
by Each Reporting            --------------------
Person With                 (8) Shared Voting Power
                                  1,674,700
                             ---------------------
                            (9) Sole Dispositive Power

                             ---------------------
                            (10) Shared Dispositive Power
                                  1,674,700
                             ---------------------
- -----------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                          1,674,700
                                         -----------
- -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions)
- -----------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
                                     Approximately 11.5%
- -----------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions) HC, CO

                            CUSIP NO. 785688 10 2

- ------------------------------------------------------------------------------

(1) Name of Reporting Person. S.S. or I.R.S. Identification No. of Above
Person

                       Fund American Enterprises, Inc.
                                 51-0328932
- ------------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member (a)
                                              ------------------
of a Group (See Instructions)
                               (b)
- -------------------------------   ------------------------------

(3) (SEC Use Only)

- -----------------------------------------------------------------------

(4) Source of Funds (See Instructions)

- -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

- -----------------------------------------------------------------------

(6) Citizenship or Place of Organization
                                          Delaware
                                          --------
- -----------------------------------------------------------------------

Number of Units             (7) Sole Voting Power
Beneficially Owned
by Each Reporting            --------------------
Person With                 (8) Shared Voting Power
                                  1,450,000
                             ---------------------
                            (9) Sole Dispositive Power

                             ---------------------
                            (10) Shared Dispositive Power
                                  1,450,000
                             ---------------------
- -----------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                          1,450,000
                                         -----------
- -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions)
- -----------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
                                     Approximately 10.0%
- -----------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)  CO

                            CUSIP NO. 785688 10 2

- ------------------------------------------------------------------------------

(1) Name of Reporting Person. S.S. or I.R.S. Identification No. of Above
Person

                  Source One Mortgage Services Corporation
                                 38-2011419
- ------------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member (a)
                                              ------------------
of a Group (See Instructions)
                               (b)
- -------------------------------   ------------------------------

(3) (SEC Use Only)

- -----------------------------------------------------------------------

(4) Source of Funds (See Instructions)

- -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

- -----------------------------------------------------------------------

(6) Citizenship or Place of Organization
                                          Delaware
                                          --------
- -----------------------------------------------------------------------

Number of Units             (7) Sole Voting Power
Beneficially Owned
by Each Reporting            --------------------
Person With                 (8) Shared Voting Power
                                  224,700
                             ---------------------
                            (9) Sole Dispositive Power

                             ---------------------
                            (10) Shared Dispositive Power
                                  224,700
                             ---------------------
- -----------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                          224,700
                                         -----------
- -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions)
- -----------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
                                     Approximately 1.5%
- -----------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)  CO

ONLY ITEMS REPORTED IN THIS AMENDMENT NO. 5 TO SCHEDULE 13D ARE AMENDED FROM THE FILING ON SCHEDULE 13D (THE "SCHEDULE 13D") DATED JANUARY 2, 1991, AS AMENDED BY AMENDMENT NO.1 DATED OCTOBER 7, 1992, AMENDMENT NO. 2 DATED MARCH 12, 1993, AMENDMENT NO. 3 DATED JUNE 24, 1993, AND AMENDMENT NO. 4 DATED OCTOBER 5, 1993. ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS OTHERWISE SPECIFIED, ALL DEFINED TERMS USED HEREIN HAVE THE MEANING PREVIOUSLY ASCRIBED TO THEM IN THE SCHEDULE 13D.

Item 2. Identity and Background.
        ------------------------
Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------
Item 4. Purpose of Transaction
        ----------------------

       Item 4 is supplemented by adding the following paragraph:

       Sales made by FAEH, FAE and SOMSC to third parties, outlined in
Schedule II attached hereto, which is incorporated herein by reference, were made in the ordinary course of business and not for the purpose or effect of changing or influencing the control of the Issuer or in connection with, or as a participant in, any transaction having such purpose or effect.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

       (a) FAEH owns all 1,674,700 Units indirectly through FAE and SOMSC. The aggregate number of Units and the corresponding percentage of the outstanding Units such number represents is as follows:

                                                        Percentage of
                               Units                       Units
                            Beneficially                 Beneficially
     Person                    Owned                       Owned
     ------                 ------------                -------------
     FAEH                     1,674,700                     11.5%
     FAE                      1,450,000                     10.0%
     SOMSC                      224,700                      1.5%


        (b) FAEH shares voting power and dispositive power with respect to its 1,674,700 Units with FAE and SOMSC.

        (c) Except as described in Schedule II attached hereto, neither FAEH, FAE, nor SOMSC, nor, to the best knowledge of FAEH, FAE, SOMSC, nor any of the persons listed on Schedule I, has been party to any transaction in the Units during the sixty day period ending on the date of this statement on Schedule 13D.

       (d) None

       (e) Not Applicable

                                  SIGNATURE


       After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: April 7, 1994

                                   FUND AMERICAN ENTERPRISES HOLDINGS, INC.

                                   BY:

                                                /S/
                                   ----------------------------------
                                   Name:   Michael S. Paquette
                                   Title:  Vice President and
                                           Chief Accounting Officer


                                   FUND AMERICAN ENTERPRISES, INC.

                                   BY:

                                                /S/
                                   ----------------------------------
                                   Name:   Terry L. Baxter
                                   Title:  President


                                   SOURCE ONE MORTGAGE SERVICES
                                          CORPORATION

                                   BY:

                                                /S/
                                   ----------------------------------
                                   Name:   Michael S. Paquette
                                   Title:  Authorized Representative*

*Power of Attorney on file

                         SCHEDULE I TO SCHEDULE 13D
                         --------------------------

Following is a list of the directors and executive officers of Fund American Enterprises Holdings, Inc. ("FAEH"), Fund American Enterprises, Inc. ("FAE") and Source One Mortgage Services Corporation ("SOMSC"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. Each such person is a citizen of the United States of America.

                                                               Present
Name and                                                       Principal Occupation
Business Address               Office                          or Employment
- ----------------               ------                          --------------------
FAEH

John J. Byrne                  Chairman of the Board,          Chairman of the Board,
Fund American                  President & Chief               President & Chief
Enterprises Holdings, Inc.     Executive Officer of            Executive Officer of
The 1820 House,                FAEH; Chairman of the           FAEH
Main Street,                   Board of FAE,
Norwich, VT 05055              Director of SOMSC

Howard L. Clark                Director                        Retired
200 Park Avenue                of FAEH
Suite 4501
New York, N.Y. 10166

Howard L. Clark, Jr.           Director                        Vice Chairman of Lehman Brothers
Lehman Brothers                of FAEH
American Express Tower
New York, New York 10285

George J. Gillespie, III       Director                        Partner in Cravath,
Cravath, Swaine & Moore        of FAEH                         Swaine & Moore
825 Eighth Avenue                                              825 Eighth Avenue
New York, N.Y. 10019                                           New York, N.Y. 10019

K. Thomas Kemp                 Executive Vice President        Executive Vice President, Treasurer &
The 1820 House,                Treasurer & Corporate           Corporate Secretary of FAEH
Main Street,                   Secretary of FAEH, Director of
Norwich, VT 05055              FAE and SOMSC

Gordon S. Macklin              Director                        Chairman of White River Corporation
8212 Burning Tree Road         of FAEH
Bethesda, MD 20817

Michael S. Paquette            Vice President &                Vice President &
The 1820 House, Main Street    Chief Accounting Officer of     Chief Accounting Officer of
Norwich, Vermont 05055         FAEH, Director of FAE           FAEH

Allan L. Waters                Senior Vice President &         Senior Vice President &
The 1820 House                 Chief Financial Officer of      Chief Financial Officer of
Main Street                    FAEH, Director of FAE and       FAEH
Norwich, Vermont 05055         SOMSC

Arthur Zankel                  Director                        Co-Managing Partner,
First Manhattan Co.            of FAEH                         First Manhattan Co.,
437 Madison Ave.                                               437 Madison Ave.
New York, N.Y. 10022                                           New York, N.Y. 10022

                     SCHEDULE I (cont.) TO SCHEDULE 13D
                     ----------------------------------

                                                               Present
Name and                                                       Principal Occupation
Business Address               Office                          or Employment
- ----------------               ------                          --------------------
FAE

Terry L. Baxter                President &                     President
The 1820 House                 Director of FAE
FAEH, Director of FAE
Norwich, Vermont 05055

SOMSC

Michael C. Allemang            Executive Vice President &      Executive Vice President &
27555 Farmington Road          Chief Financial Officer and     Chief Financial Officer
Farmington Hills,              Director of SOMSC               of SOMSC

Lawrence J. Brady              Senior Vice President -         Senior Vice President -
27555 Farmington Road          Residential Division            Residential Division
Farmington Hills,              of SOMSC                        of SOMSC
Michigan, 48334

James A. Conrad                Director, President,            President & Chief
27555 Farmington Road          Chief Executive Officer         Executive Officer of
Farmington Hills,              and Director of SOMSC           SOMSC
Michigan, 48334

John A. Courson                Senior Vice President           Senior Vice President
27555 Farmington Road          Of SOMSC                        of SOMSC
Farmington Hills,
Michigan, 48334

Robert R. Densmore             Executive Vice President,      Executive Vice President and
27555 Farmington Road          Secretary and Director of      Secretary of SOMSC
Farmington Hills,              SOMSC
Michigan, 48334

Paul J. Hanna                  Director of SOMSC               Independent Financial Consultant
Harbour House 12
Ocean Reef Club
Key Largo,
Florida, 33037

William C. Manasco             Senior Vice President -         Senior Vice President -
27555 Farmington Road          Operations Mgmt.                Operations Mgmt.
Farmington Hills,              of SOMSC                        of SOMSC
Michigan, 48334

Robert W. Richards             Chairman and Chief              Chairman and Chief
27555 Farmington Road          Financial Officer of            Financial Officer of
Farmington Hills,              SOMSC                           SOMSC
Michigan, 48334

                         Schedule II to Schedule 13D
                         ---------------------------

Sales of Units of Beneficial Interest of Sabine Royalty Trust by the Reporting Persons and by persons listed in Schedule I, attached hereto, within the last 60 days.


      Sold by           Date      Number Sold      Unit Price
      -------           ----      -----------      ----------
      FAE               03/02/94       13,000      $14.00
      FAE               03/03/94        4,100      $14.00
      FAE               03/04/94        2,900      $14.00
      FAE               03/07/94        2,900      $14.1250
      FAE               03/08/94       12,000      $14.0734
      FAE               03/11/94          500      $14.1250
      FAE               03/14/94        4,500      $14.0306
      FAE               03/17/94       10,000      $14.0875

[intercompany to SOMSC]
      SOMSC             03/31/94       27,600      $13.5657

      SOMSC             04/04/94        4,500      $13.500
      SOMSC             04/05/94        4,700      $13.500
      SOMSC             04/06/94       12,300      $13.5356
      SOMSC             04/07/94       15,200      $13.7473
